UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced the company will webcast its conference call discussing financial results for the fourth quarter ended December 31, 2005 on Thursday, March 2nd, 2006 at 2:00 PM PST (5:00 PM EST).

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 24, 2006

      By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Friday, February 24, 2006

ANGIOTECH TO WEBCAST CONFERENCE CALL DISCUSSING
 FOURTH QUARTER 2005 FINANCIAL RESULTS

VANCOUVER, BC, February, 24, 2006- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), will webcast its conference call discussing financial results for the fourth quarter ended December 31, 2005 on Thursday, March 2nd, 2006 at 2:00 PM PST (5:00 PM EST).

The webcast will be available to all interested parties through Angiotech’s website at www.angiotech.com  under Investor Relations or by dialing toll-free in North America to 866-362-4820 (International callers please dial 617-597-5345) and entering Passcode 19190201. To ensure a timely connection to the webcast it is recommended that users register approximately 15 minutes before the conference call. A recording of the call will be available until Thursday, March 10th by dialing toll-free in North America 888-286-8010 (International at 617- 801-6888) and entering Passcode 32435888. A press release will be issued prior to the conference call.

The conference call will be hosted by William Hunter, President and Chief Executive Officer, and Thomas Bailey, Chief Financial Officer.

The webcast will be available for seven days on the Angiotech website.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com